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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ________________________



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                       For the month ending June 30, 1997



                            ________________________





                                   OLICOM A/S
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                  NYBROVEJ 114
                                 DK-2800 LYNGBY
                                    DENMARK
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)




                       __________________________________


          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F  X    Form 40-F
                                       ---             ---

 [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No  X
                                        ---     ---

       [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable
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                    INFORMATION TO BE INCLUDED IN THE REPORT

Item 1. Acquisition or Disposition of Assets.

         Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark (the "Company") has completed a transaction with CrossComm Corporation, a Delaware corporation ("CrossComm"), whereby a wholly-owned subsidiary of the Company merged with and into CrossComm (the "Merger"). Upon consummation of the Merger, CrossComm became a wholly-owned subsidiary of the Company.

         The Merger was consummated on June 12, 1997, pursuant to that certain Agreement and Plan of Reorganization dated as of March 20, 1997, among the Company, PW Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company, and CrossComm (the "Merger Agreement"). In connection therewith, the Company exchanged each outstanding share of common stock in CrossComm, par value $0.01 per share ("CrossComm Common Stock") for $5.00 in cash, 0.2667 shares of common stock in the Company, nominal value DKK
0.25 per share ("Common Shares"), and three-year warrants to acquire 0.1075 Common Shares at an exercise price of $19.74 per full Common Share ("Warrants"). No fractional Common Shares and no Warrants to purchase fractional Common Shares were issued in connection with such acquisition. The Company issued approximately 2,535,000 Common Shares, issued Warrants to purchase approximately 1,023,000 additional Common Shares, and assumed options to purchase approximately 943,000 additional Common Shares. The Company funded the cash portion of the consideration (net of acquired liquid assets) from available working capital. The terms of the Merger Agreement were the result of arm's-length negotiations between the parties.

         The Merger will be recorded using purchase accounting, and the Company anticipates recognizing a significant non-recurring expense during the second quarter of 1997 in order to write off in-process research and development and certain other acquisition-related expenses. There can be no assurance that the Company will not incur additional charges to reflect costs associated with such transaction.

         The Company prepared and filed with the Securities and Exchange Commission a registration statement on Form F-4 with respect to the Common Shares and Warrants issued in the Merger. Such registration statement became effective on May 14, 1997. In addition, the Company contemplates registering on Form S-8 the offer and sale of approximately 943,000 Common Shares upon exercise of stock options formerly exercisable for shares of CrossComm Common Stock, which options were assumed by the Company in connection with the Merger.

         A copy of the press release announcing the effectiveness of the Merger is attached as Exhibit 99.2 and is incorporated herein by reference.





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Item 2. Exhibits.

Exhibit No.         Description

 99.1 Agreement and Plan of Reorganization dated as of March 20, 1997, among Olicom A/S, PW Acquisition Corporation and CrossComm Corporation.

 99.2 Press Release dated June 12, 1997, announcing the consummation of the Merger.





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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           OLICOM A/S



Date: June 30, 1997                        By: /s/ Boje Rinhart
                                              -------------------------------
                                              Boje Rinhart,
                                              Chief Financial Officer





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                                 EXHIBIT INDEX


Exhibit No.               Description
-----------               -----------

 99.1* Agreement and Plan of Reorganization dated as of March 20, 1997, among Olicom A/S, PW Acquisition Corporation and CrossComm Corporation.

 99.2 Press Release dated June 12, 1997, announcing the consummation of the Merger.

------------------

         * Filed as Appendix A to the Registration Statement on Form F-4 (Registration No. 333-24655), filed by the Company with the Securities and Exchange Commission on April 7, 1997, and incorporated herein by reference.





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